Exhibit 99.1

Consolidated Financial Statements

Quest Rare Minerals Ltd.

For the years ended October 31, 2014 and 2013

MANAGEMENT’S REPORT

Responsibility for Financial Information

Quest Rare Minerals Ltd. [“Quest”] management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.

Quest’s policy is to maintain systems of internal accounting, and administrative and disclosure controls reinforced by standards of conduct and ethics set out in written policies to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditor to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditor, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States] on behalf of the shareholders. The external auditor has full and free access to the Audit Committee.

Internal Control over Financial Reporting

Quest’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Quest’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Quest’s internal control over financial reporting includes those policies and procedures that [i] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quest’s assets; [ii] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Quest and [iii] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quest’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Quest’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [1992 Framework] [COSO].

Based on the evaluation, the management concluded that Quest’s internal control over financial reporting was effective as of October 31, 2014.

(Signed) Peter Cashin	(Signed) Mark Schneiderman
President & CEO	CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Shareholders of

Quest Rare Minerals Ltd.

We have audited the accompanying consolidated financial statements of Quest Rare Minerals Ltd. [the “Company”], which comprise the consolidated statements of financial position as at October 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended October 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the two-year period ended October 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which indicates that the Company incurred a net loss and total comprehensive loss of $10,972,714 during the year ended October 31, 2014. These conditions, along with other matters as set forth in note 1, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

Montréal, Canada
January 20, 2015

[1]	CPA auditor, CA, public accountancy permit no. A122227

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	October 31,	October 31,
	2014	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents [notes 9 and 13]	1,281,706	7,269,170
Investments [note 13]	950	1,600
Prepaid expenses and deposits	424,992	413,560
Commodity taxes and other receivables	207,323	594,525
Tax credits receivable [note 9]	4,727,861	6,985,244

	6,642,832	15,264,099

Non-current assets
Tax credits receivable [note 9]	3,910,225	3,237,225
Exploration and evaluation assets [note 6]	59,188,089	58,400,176
Other non-current assets [note 7]	312,391	—

Total assets	70,053,537	76,901,500

EQUITY AND LIABILITIES
Current liabilities
Loan facility [note 9]	4,338,793	—
Accounts payable and accrued liabilities [note 12]	961,274	3,357,441
Premium liabilities	—	282,519

Total liabilities	5,300,067	3,639,960

Equity
Share capital [note 10]	80,935,251	79,436,141
Warrants [note 10]	601,543	59,948
Contributed surplus [note 10]	21,530,007	21,106,068
Deficit	(38,313,331)	(27,340,617)

Total equity	64,753,470	73,261,540

Total equity and liabilities	70,053,537	76,901,500

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended October 31,

	2014 $	2013 $
EXPENSES
Professional fees [note 12]	480,999	581,530
Investor relations [notes 8 and 12]	922,847	1,483,624
Administration expenses [notes 8 and 12]	1,525,976	1,291,443
Impairment of exploration and evaluation assets [note 6]	8,184,128	979,723

	11,113,950	4,336,320

Operating loss	(11,113,950)	(4,336,320)

Finance income	118,240	235,705
Finance expense [note 9]	(258,873)	—
Unrealized loss on investments held for trading [note 13]	(650)	(8,150)
Premium liabilities related income	282,519	126,876

	141,236	354,431

Net loss and comprehensive loss for the year	(10,972,714)	(3,981,889)

Net loss per share
Basic and fully diluted	(0.16)	(0.06)

Weighted average number of outstanding shares
Basic and fully diluted	70,690,245	63,467,345

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Contributed
	Share capital		Warrants		surplus	Deficit	Total
	#	$	#	$	$	$	$
Balance – November 1, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares under flow-through arrnagements [note 10]	4,065,360	1,742,297	—	—	—	—	1,742,297
Issuance of shares and warrants [note 10]	1,012,000	433,714	506,000	72,286	—	—	506,000
Issuance of shares for stock options [note 10]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 10]	—	—	—	—	31,323	—	31,323
Share issue costs [note 10]	—	(371,390)	—	(12,338)	—	—	(383,728)
Share issue costs - options issued to brokers [note 10]	—	—	—	—	71,083	—	71,083
Net loss and comprehensive loss for the year	—	—	—	—	—	(3,981,889)	(3,981,889)

Balance – October 31, 2013	67,237,044	79,436,141	506,000	59,948	21,106,068	(27,340,617)	73,261,540

Issuance of shares and warrants [note 10]	11,025,485	2,150,926	11,025,485	825,955	—	—	2,976,881
Issuance of shares for stock options [note 10]	316,667	37,453	—	—	(5,786)	—	31,667
Issuance of shares for option and lease agreement [notes 7 and 10]	250,000	51,250	—	—	—	—	51,250
Stock-based compensation [note 10]	—	—	—	—	307,736	—	307,736
Share issue costs [note 10]	—	(740,519)	—	(284,360)	—	—	(1,024,879)
Share issue costs - units issued to brokers [note 10]	—	—	—	—	121,989	—	121,989
Net loss and comprehensive loss for the year	—	—	—	—	—	(10,972,714)	(10,972,714)

Balance – October 31, 2014	78,829,196	80,935,251	11,531,485	601,543	21,530,007	(38,313,331)	64,753,470

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended October 31,

	2014 $	2013 $
OPERATING ACTIVITIES
Net loss	(10,972,714)	(3,981,889)
Items not impacting cash:
Impairment of exploration and evaluation assets	8,184,128	979,723
Unrealized loss on investments held for trading	650	8,150
Premium liabilities related income	(282,519)	(126,876)
Stock-based compensation	204,684	(86,799)

	(2,865,771)	(3,207,691)
Net change in non-cash working capital items	(427,223)	1,501,810

Net cash flows used in operating activities	(3,292,994)	(1,705,881)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 6]	(8,950,014)	(23,428,924)
Government credits	—	3,589,711
Increase in non-current assets	(261,141)	—
Disposal of investments	—	4,000,000

Net cash flows used in investing activities	(9,211,155)	(15,839,213)

FINANCING ACTIVITIES
Proceeds from the issuance of shares and warrants	2,976,881	506,000
Proceeds from the issuance of shares under flow-through arrangements	—	2,235,948
Proceeds from exercise of share options [note 10]	31,667	44,250
Share issue costs [note 10]	(830,656)	(395,904)
Increase in loan facility [note 9]	4,338,793	—

Net cash flows from financing activities	6,516,685	2,390,294

Net decrease in cash and cash equivalents	(5,987,464)	(15,154,800)
Cash and cash equivalents, beginning of period	7,269,170	22,423,970

Cash and cash equivalents, end of period	1,281,706	7,269,170

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

1. NATURE OF OPERATIONS AND GOING CONCERN

Quest Rare Minerals Ltd. [“Quest” or the “Parent”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of Quest is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. Quest is a publicly-listed Corporation and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

Quest is a Canadian-based exploration and evaluation company which, together with its wholly-owned subsidiary, QTM Extraction Ltd [“QTM” or the “Subsidiary”], is focused on the development of its Strange Lake rare earth deposit in northeastern Québec and the identification and discovery of new rare earth element (“REE”) deposit opportunities. The Parent and its Subsidiary [collectively the “Corporation”] has been advancing several projects in certain of Canada’s premier exploration areas as described in note 6. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec. The development of this Strange Lake deposit is now the key focus of the Corporation. QTM was incorporated as a vehicle to hold and operate the Corporation’s assets related to the processing of ore as part the Corporation’s Strange Lake project.

Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and evaluation stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2015 and its planned Pre-feasibility study on Strange Lake. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing. In addition, while the Corporation’s Preliminary Economic Assessment (“PEA”) and future development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Pre-feasibility study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in the years ended October 31, 2014 and 2013 of $10,972,714 and $3,981,889, respectively. These recurring losses and the need for continued financing to further develop its Strange Lake project indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments held for trading that have been measured at fair value.

The Board of Directors approved these consolidated financial statements on January 20, 2015.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Parent’s and the Subsidiary’s functional currency.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Basis of consolidation

The consolidated financial statements include the financial statements of Quest Rare Minerals Ltd. and the Subsidiary as described in note 1. All intra-group balances, income and expenses and unrealized gains and losses, resulting from intra-group transactions are eliminated in full on consolidation.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the consolidated financial statements.

The Corporation has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

[a] Exploration and evaluation assets – Judgment and estimate

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future exploitation or sale. Such circumstances include the period for which the Corporation has the right to explore in a specific area, actual and planned expenditures, results of exploration, whether an economically-viable operation can be established and significant negative industry or economic trends. Management judgment is also applied in determining the lowest levels of exploration and evaluation assets grouping, for which there are separately identifiable cash flows [cash generating units], generally on the basis of areas of geological interest [note 6].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

As at October 31, 2014, the Corporation determined that the continued decline in the market prices of REEs and in the market capitalization of the Corporation constituted an indicator of impairment and completed an impairment assessment of its Strange Lake mining property to determine whether the carrying amount exceeded the recoverable amount. The impairment assessment included calculating the exploration and evaluation assets’ value in use based on numerous assumptions including underlying mineral resources, production estimates, timing of construction and life of the mine, long-term prices of underlying REEs, capital requirements, operating costs and operational performance, discount rates and foreign exchange rates. The results of the impairment review determined that the recoverable amount exceeded the carrying value and that the Strange Lake property was not impaired at October 31, 2014. Any changes in the economic assumptions used or the geological information produced during the development and operation of a mine, could materially affect the estimated recoverable amount of the exploration and evaluation assets, which could result in an impairment in the future and such could be material.

With respect to its Misery Lake and Alterra–Strange Lake mining properties, the Corporation determined, as at October 31, 2014, that indicators of impairment existed on each property based on the fact that, in both cases, no exploration or evaluation expenditures are planned in the near future, and also, with respect to Alterra–Strange Lake, because no joint venture agreement with the joint venture partner has been signed. As such, the Corporation performed impairment assessments on both mining properties and in each case estimated the recoverable amount of the exploration and evaluation assets at nil due to the fact that no commercially viable deposits have been discovered. As such, for the year ended October 31, 2014, the Corporation recorded impairment losses in respect of Misery Lake and Alterra–Strange Lake amounting to $7,106,609 and $909,390 respectively [note 6].

[b] Valuation of refundable tax credits and mining duties credits – Judgment

The Corporation is entitled to refundable tax credits and mining duties credits on qualified mining exploration expenses incurred in the province of Québec. Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

[c] Share-based compensation – Estimate

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures. The expected life of the option is based on historical data. The expected volatility is based on the historical volatility of comparable companies, over the period of the expected life of the stock option [note 10]. These estimates may not necessarily be indicative of future actual patterns.

3. PRINCIPAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2014, the Corporation had cash equivalents in the amount of $151,810 bearing interest at 0.80% [2013 – $5,388,467 bearing interest at 1.50%].

Exploration and evaluation assets

Exploration costs related to mining properties and exploration expenditures, which include acquisition costs as well as costs relating to research and analyzing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, compiling pre-feasibility and feasibility studies and related share-based compensation costs, are capitalized on the basis of areas of geological interest, net of tax credits, until the mining properties to which they relate are placed into production, or impaired. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if impaired. General exploration costs not related to specific mining properties or those incurred before the Corporation has obtained legal rights to explore an area are expensed as incurred.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

From time to time, the Corporation may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the option holder, option payments are recorded when the payments are made or received.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the exploration and evaluation assets exceed their recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, exploration and evaluation assets are grouped at the lowest levels for which there are separately identifiable cash flows [cash-generating units], generally on the basis of areas of geological interest. Impairments are reviewed for potential reversals at each reporting date and reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. The impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Although management has taken actions to verify the ownership rights for mining properties in which the Corporation owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Corporation as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Share-based compensation

The Corporation has two distinct share-based incentive programs for directors, executives, key employees and service providers.

[a] Options

The Corporation has stock option plans under which options to acquire the Corporation’s common shares may be granted to its directors, officers, employees and consultants. The plans do not feature any options for a cash settlement.

Where employees are rewarded using share-based payments, the fair values of employees’ services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. All share-based remuneration is recognized as an expense or exploration and evaluation asset with a corresponding increase to contributed surplus. For stock-based awards issued to non-employees, the awards are measured at the fair value of the services rendered at the date on which the services are provided.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting. Upon exercise of share options, the proceeds received are allocated to share capital.

[b] Restricted and Deferred Share Units

Restricted share units [“RSUs”] and Deferred share units [“DSUs”] may be granted to directors, executives and employees as part of their long-term compensation package, entitling them to receive, either common shares or cash based on the Corporation’s share price at the relevant time.

All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation. The Corporation currently intends to settle RSUs and DSUs by issuing equity. For RSUs and DSUs that are expected to be settled with equity, an amount equal to compensation expense is initially credited to contributed surplus and transferred to share capital if and when the share unit is exercised. At the end of each reporting period management performs a review of historical payouts under each share unit plan and where it concludes that, in future, share units may reasonably be expected to be settled with cash, then an amount equal to the fair value at grant date of these vested units is transferred from contributed surplus and classified as a liability. Until the date of settlement, the liability associated with cash-settled share units, if any, is remeasured at the fair value at each reporting period end, with any changes in the fair value recognized as a charge to stock-based compensation.

The value of stock-based compensation recognized in respect of RSUs and DSUs is measured based on the closing price of the Corporation’s common shares on the Toronto Stock Exchange at the date of grant and is based on the RSUs and DSUs that are expected to vest.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share units expected to vest. Estimates are subsequently revised, if there is any indication that the number of share units expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share units ultimately exercised are different from that estimated on vesting.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

[c] Broker compensation units and broker compensation options

Share-based payments for non-employee services, including broker compensation units and broker compensation options, are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. If the Corporation cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Exploration tax credits

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Taxes

Current income taxes

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Deferred income taxes

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are presented as non-current.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally-enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Commodity taxes

Expenses and exploration and evaluation assets are recognized net of the amount of commodity taxes except where the commodity taxes incurred are not recoverable from the taxation authority, in which case, the commodity taxes are recognized as part of the cost of exploration and evaluation assets or as part of the expense item as applicable.

Share capital

Proceeds from share units are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and pro rating the relative fair value to share capital and warrants. On the exercise of the warrants, the Black-Scholes related amounts are transferred from warrants to share capital.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Flow-through shares and premium liabilities

Where a portion of the Corporation’s exploration activities is financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures [“CEE”] are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

Issuance costs

Costs incurred in connection with the issuance of units and flow-through shares are allocated based on the fair value of each component of the units and the flow-through shares and netted against each such component.

Revenue recognition

Operator fee income is recorded as earned, and finance income is recorded on an accrual basis using the effective interest method.

Financial instruments

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. Financial liabilities are classified as financial liabilities at fair value through profit or loss or other liabilities. The Corporation determines the classification of its financial assets or liabilities at initial recognition. When financial assets or liabilities are recognized initially, they are measured at fair value. The subsequent measurement of financial assets and liabilities depends on their classification.

The Corporation’s financial assets and liabilities are classified and measured as follows:

	Classification	Measurement
Cash and cash equivalents	Held for trading	Fair value
Tax credits and other receivables	Loans and receivable	Amortized cost
Investments	Held for trading	Fair value
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Fair values of financial instruments carried at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market or most advantageous market for the asset or liability. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations [Level 1], without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques [Level 2]. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Other techniques [Level 3] use inputs not based on observable market data.

Investments at fair value through profit or loss

Financial assets or liabilities classified as held-for-trading are included in the category financial assets or liabilities at fair value through profit or loss. Financial assets or liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in the net loss.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Corporation has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. These instruments are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in net loss when the investments are derecognized or impaired, as well as through the amortization process.

Other liabilities

Other liabilities are recognized initially at fair value net of any directly-attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other liabilities are presented as current if payment is due within twelve months. Otherwise, they are presented as non-current liabilities. Finance costs are recognized in the statements of comprehensive loss using the effective interest method.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Impairment of financial assets

The Corporation assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets carried at amortized costs are impaired. A financial asset or a group of financial assets carried at amortized cost is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows [excluding future credit losses that have not been incurred] discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in net loss. Objective evidence of impairment of held-to-maturity investments and loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously-recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in net loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Foreign currency

Transactions in foreign currencies are translated at the exchange rates prevailing at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the reporting date. All differences that arise are recorded in net loss. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

Leases

The Corporation’s leases are classified as operating leases as the Corporation does not assume substantially all of the risks and rewards. Payments made under operating leases are recognized in net loss on a straight-line basis over the term of the lease, unless such payments can be offset and deducted against the eventual purchase of the asset in which case such payments are capitalized in other non-current assets [note 7].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Net loss per share

Net loss per share computations are based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary shares by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential ordinary shares into common shares. When the Corporation reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options and similar instruments.

4. RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation adopted the following new standards in preparing these consolidated financial statements:

a) IFRS 10 Consolidated Financial Statements

The IASB issued a new standard, IFRS 10, Consolidated Financial Statements (IFRS 10), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 effective November 1, 2013, which was applied retrospectively. The adoption of IFRS 10 did not have an impact on the Corporation’s consolidated financial statements.

b) IFRS 11 Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (IFRS 11), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities – Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint ventures and the classification determines the accounting treatment. The Corporation adopted IFRS 11 effective November 1, 2013, which was applied retrospectively. The adoption of IFRS 11 did not have an impact on the Corporation’s consolidated financial statements as the Corporation has no joint arrangements.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

c) IFRS 12 Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The Corporation adopted IFRS 12 effective November 1, 2013, which was applied retrospectively. The adoption of IFRS 12 did not have an impact on the Corporation’s consolidated financial statements.

d) IFRS 13 Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (IFRS 13), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all IFRS that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Corporation adopted IFRS 13 effective November 1, 2013, which was applied retrospectively. The Corporation determined that this new standard has no significant impact on the Corporation’s consolidated financial statements.

e) IFRS 2 Share-based Payment

The IASB issued Amendments to IFRS 2, Share-based Payment. The amendments changed the definitions of “vesting condition” and “market condition” in the Standard, and added definitions for “performance condition” and “service condition”. It also clarified that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. The amendment did not have a significant impact on the Corporation’s consolidated financial statements.

f) IAS 28 Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (IAS 28), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Company adopted IAS 28 effective November 1, 2013 which was applied retrospectively. The adoption of the revised IAS 28 did not have an impact on the Corporation’s consolidated financial statements as the Corporation has no investments in associates and joint ventures.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

The following pronouncements are issued but not yet effective for the year ended October 31, 2014:

a) IFRS 9 Financial Instruments

The final version of IFRS 9, Financial instruments (IFRS 9) was issued by the IASB in July 2014 which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: recognition and measurement (IAS 39). The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for the Corporation on November 1, 2018. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Corporation is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b) Amendments to IAS 36 Impairment of Assets

IAS 36, Impairment of Assets (IAS 36) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. This amendment to IAS 36 will be effective for the Corporation on November 1, 2014 and must be applied retrospectively. The adoption of this amendment is expected to have no impact on the Corporation’s consolidated financial statements.

c) IFRIC 21 Levies

IFRIC 21, Levies (IFRIC 21) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for the Corporation on November 1, 2014 and must be applied retrospectively. The adoption of this standard is expected to have no impact on the Corporation’s consolidated financial statements.

d) Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 will be effective for the Corporation on November 1, 2014 and must be applied retrospectively. The Corporation is currently evaluating the impact of the amendment on its consolidated financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

5. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the years ended October 31 is as follows:

	2014 $	2013 $
Loss before income tax	(10,972,714)	(3,981,889)

Income tax recovery at the combined Federal and
Provincial tax rate 26.98% [2013 – 26.68%]	(2,960,399)	(1,062,368)
Stock-based compensation	55,223	(23,158)
Premium liabilities related income	(76,223)	(40,817)
Other non-deductible expenses or non-taxable revenues	11,691	(84,991)
Effect of changes in tax rates on temporary items	163,780	84,415
Other	314,839	149,781
Changes in valuation allowance	2,491,089	977,138

Tax recovery at an effective income tax rate	—	—

The deferred tax assets and liabilities of the Corporation consist of the following:

	2014 $	2013 $
Deferred tax assets
Non-capital loss carry-forwards	5,215,460	4,088,892
Share issue costs	301,311	265,501
Investments	5,673	5,523

	5,522,444	4,359,916

Deferred tax liabilities
Mining properties and deferred costs	(1,545,662)	(2,874,223)

Net deferred tax assets	3,976,782	1,485,693
Unrecognized deferred tax assets	(3,976,782)	(1,485,693)

Net deferred tax liabilities	—	—

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

As at October 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements was nil [October 31, 2013 – $1,571,890].

Tax loss carry-forwards

At October 31, 2014, the Corporation had non-capital loss carry-forwards in the amount of $19,331,000 which are available to reduce future years’ taxable income. These non-capital loss carry-forwards expire as follows:

Non-capital losses $
2027	24,000
2028	278,000
2029	602,000
2030	1,975,000
2031	3,388,000
2032	4,650,000
2033	4,411,000
2034	4,003,000

19,331,000

In addition, the Corporation has investment tax credits in the amount of $3,750,000 which are available to reduce future taxable income and expire between 2029 and 2033.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

6. EXPLORATION AND EVALUATION ASSETS

During the year ended October 31, 2014, the Corporation maintained the following properties:

	November 1, 2013 $	Expenditures $	Tax credits $	Write-down $	October 31, 2014 $
Québec
Strange Lake
Acquisition	170,375	—	—	—	170,375
Exploration	48,539,549	5,963,464	1,684,074	—	56,187,087
Misery Lake
Acquisition	1,911,891	—	—	(1,911,891)	—
Exploration	4,134,707	1,158,445	(98,434)	(5,194,718)	—
Other
Acquisition	—	—	—	—	—
Exploration	—	16,860	(1,257)	(15,603)	—

	54,756,522	7,138,769	1,584,383	(7,122,212)	56,357,462

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	350	—	(350)	—

	—	350	—	(350)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	18,448	—	(18,448)	—

	—	18,448	—	(18,448)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	1,056	—	(1,056)	—

	—	1,056	—	(1,056)	—

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

	November 1, 2013	Expenditures	Tax credits	Write-down	October 31, 2014
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	—	—	—	—	—
Exploration	—	—	—	—	—
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	—	—	—	—
Alterra – Strange Lake
Acquisition	157,870	—	—	(157,870)	—
Exploration	751,520	—	—	(751,520)	—
Voisey’s Bay
Acquisition	180	—	—	(180)	—
Exploration	6,509	—	—	(6,509)	—
Other
Acquisition	—	—	—	—	—
Exploration	—	125,983	—	(125,983)	—

	916,079	125,983	—	(1,042,062)	—

Total Properties	55,672,601	7,284,606	1,584,383	(8,184,128)	56,357,462

Stock-based compensation [note 10e]	2,727,575	103,052	—	—	2,830,627

	58,400,176	7,387,658	1,584,383	(8,184,128)	59,188,089

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

During the year ended October 31, 2013, the Corporation maintained the following properties:

	November 1, 2012	Expenditures	Tax credits	Write- down	October 31, 2013
	$	$	$	$	$
Québec
Strange Lake
Acquisition	171,302	(927)	—	—	170,375
Exploration	32,504,287	17,397,572	(1,362,310)	—	48,539,549
Misery Lake
Acquisition	1,890,499	21,392	—	—	1,911,891
Exploration	3,914,029	592,602	(371,924)	—	4,134,707
Other
Acquisition	—	—	—	—	—
Exploration	—	143,920	(67,273)	(76,647)	—

	38,480,117	18,154,559	(1,801,507)	(76,647)	54,756,522

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	40,469	—	(40,469)	—

	—	40,469	—	(40,469)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	145,633	—	(145,633)	—

	—	145,633	—	(145,633)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	63,919	—	(63,919)	—

	—	63,919	—	(63,919)	—

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

	November 1, 2012	Expenditures	Tax credits	Write- down	October 31, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	(157,054)	—
Exploration	177,656	6,055	—	(183,711)	—
Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—
Alterra–Strange Lake
Acquisition	90,728	67,142	—	—	157,870
Exploration	751,572	(52)	—	—	751,520
Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509
Other
Acquisition	—	—	—	—	—
Exploration	—	314,350	—	(314,350)	—

	1,181,639	387,495	—	(653,055)	916,079

Total Properties	39,661,756	18,792,075	(1,801,507)	(979,723)	55,672,601

Stock-based compensation [note 10e]	2,609,453	118,122	—	—	2,727,575

	42,271,209	18,910,197	(1,801,507)	(979,723)	58,400,176

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

As at October 31, 2014 a total of $675,566 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [October 31, 2013 – $2,340,974]. These amounts have been excluded from the statements of cash flows.

During the year ended October 31, 2014, management revised the estimated tax credits receivable and reduced them by $2,053,383 with a corresponding increase in exploration and evaluation assets based on the eligibility of such credits. The reduction in the estimated tax credits receivable followed Revenu Québec’s assessment of the 2012 tax credit claim and related in large part to expenses incurred by the Corporation in fiscal years ended October 31, 2011, 2012 and 2013 for bench-scale testing, product testing, metallurgical testwork and pilot plant testing not being considered qualifying expenditures.

During the year-ended October 31, 2014, significant changes occurred in the following properties:

Strange Lake, Québec

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 9,367 hectares. The property is a rare earth mineralized zone and consists of 211 mining claims, all of which are in Québec. During the year-ended October 31, 2014, 293 claims covering 13,113 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property.

Misery Lake, Québec

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 170 mining claims in Québec and covers an area of 8,334 hectares. During the year ended October 31, 2014, 754 claims covering 36,522 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. No further expenditures are planned on this project and, as a result, for the year ended October 31, 2014, the Corporation recorded an impairment loss of $7,106,609 on the property [note 2].

Alterra–Strange Lake, Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”], a wholly-owned subsidiary of Search, pursuant to which the Corporation had an option to acquire up to a 65% undivided working interest in 30 mining claims.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

As at October 31, 2014, the Corporation had issued a total of 80,000 common shares under this agreement, had incurred a total of $751,520 in exploration expenditures and earned a 50% undivided interest.

During the year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2014 a 50:50 joint venture with Search or Alterra had not been formed. No further expenditures are planned on this project and, as a result, for the year ended October 31, 2014, the Corporation recorded an impairment loss of $909,390 on the property [note 2].

Voisey’s Bay, Newfoundland and Labrador

During the year-ended October 31, 2014, all 18 claims of the Corporation’s 100%-owned Voisey’s Bay property were allowed to lapse. As a result, the Corporation wrote off acquisition costs of $180 and deferred exploration expenditures of $6,509.

Other, Québec, Newfoundland and Labrador, Nova Scotia, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the year ended October 31, 2014.

7. OTHER NON-CURRENT ASSETS

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “SPIPB Agreement”). Under the SPIPB Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option was for a period of one year and could be extended by QTM for up to an additional three years to November 2017 in six increments of six months each. QTM could cancel this agreement at any time.

Payments made under the SPIPB Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

As at January 20, 2015, the Corporation is in the process of extending and re-negotiating the SPIPB Agreement. Under the proposed changes, the Corporation will have the right to purchase a smaller parcel of land in the Bécancour Port industrial site, more suited to its updated plans for its processing facility and at a reduced price. All payments made under the SPIPB Agreement, together with those under the revised agreement will be combined, offset and deducted against the eventual price of the land purchase once the new option is exercised.

On September 12, 2014, QTM entered into an option and lease agreement with 154639 Canada Inc. (the “Fraenkel Agreement”). Under the Fraenkel Agreement, QTM has the right to purchase another piece of land in the City of Bécancour to build a rare earth production facility for the ore from Strange Lake. The option is for a period of three years from March 1, 2015 and can be extended by QTM indefinitely in increments of one year each. QTM can cancel this Agreement at any time after March 1, 2016.

In consideration for the Fraenkel Agreement, Quest issued 250,000 common shares to the sole shareholder of 154639 Canada Inc.

Lease payments made under the Fraenkel Agreement may be offset and deducted, against the eventual purchase price, once the option is exercised, as follows:

•	75% of lease payments made until the earlier of the date of purchase or February 28, 2018, and

•	50% of lease payments made from March 1, 2018 until the date of purchase.

QTM therefore capitalizes the portion of the lease payments eligible to be offset and deducted as they are made, until such time as either the option is exercised, cancelled or allowed to lapse by the Corporation.

A breakdown of other non-current assets as at October 31, 2014 are as follows:

2014 $
SPIPB Agreement – lease payments	261,141
Fraenkel Agreement – option payments	51,250

Total	312,391

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

8. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in investor relations and administration expenses for the year ended October 31:

	2014 $	2013 $
Investor relations:
Advertising	44,084	156,794
Conferences	16,467	41,552
Consulting services	97,744	169,200
Dues and subscriptions	14,712	19,638
Investor relations fees	48,642	49,810
Listing and stock transfer fees	126,141	99,114
Meetings	77,595	182,705
Printing and filing	144,737	83,981
Salaries and other employee benefits	278,886	469,543
Travel related costs	66,869	194,436
Other	6,970	16,851

Total	922,847	1,483,624

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

	2014 $	2013 $
Administration expenses:
Salaries and other employee benefits	574,775	546,776
Directors’ fees	223,333	215,000
Directors’ and Officers’ Insurance	103,626	103,196
Rent	172,011	184,758
Travel costs	35,984	46,060
Telephone and internet	16,966	10,582
IT Services	70,329	77,963
Education & training	2,241	7,633
Moving expenses	33,524	—
Recruitment costs	5,008	53,247
Repairs and maintenance	532	6,645
Other office expenses	62,353	105,652
Bank charges	13,271	12,261
Foreign exchange loss	7,339	8,469
Stock-based compensation [note 10e]	204,684	(86,799)

Total	1,525,976	1,291,443

9. LOAN FACILITY

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013, as amended on May 5, 2014, under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. Amounts drawn down under the Loan Facility must be repaid on the earlier of November 30, 2014 or upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% [October 31, 2014 and 2013 – 8.5%]. The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at October 31, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

As at October 31, 2014, $4,338,793 had been drawn down pursuant to this Loan Facility [October 31, 2013 – nil]. During the year ended October 31, 2014, interest expense pursuant to this Loan Facility amounted to $254,698 [2013 – nil].

The Loan Facility contains certain financial and non-financial covenants which were met as at October 31, 2014.

On November 27, 2014, the Corporation received $4,168,780 from Revenu Québec for the 2012 QRTC. The payment was made directly to Investissement Québec and applied against the Loan Facility balance. The remaining balance of the Loan Facility in the amount of $170,013 was settled in full by the Corporation on November 28, 2014. On December 4, 2014, Investissement Québec revoked the letter of credit and released all hypothecs pursuant to the Loan Facility.

10. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

[a] Common shares

Issuances during the year ended October 31, 2014

[i] On July 17, 2014, the Corporation completed a short-form prospectus offering by issuing 11,025,485 units at a price of $0.27, for gross proceeds of $2,976,881 of which $2,150,926 was allocated to common shares and $825,955 to warrants based on relative fair value [note 10 [c]]. Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles its holder to purchase one additional common share at a price of $0.40 until July 17, 2017. The warrants commenced trading on the Toronto Stock Exchange (TSX) under the stock symbol “QRM.WT”.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Further, on July 17, 2014, the Corporation issued 613,008 broker compensation units, entitling holders to purchase units of the Corporation at a price of $0.27 per unit at any time until July 17, 2016. Each unit entitles its holder to one common share of the Corporation and one common share purchase warrant. Each common share purchase warrant would entitle its holder to purchase one additional common share of the Corporation at a price of $0.40 per share until July 17, 2017. The total fair value of broker compensation units was $121,989, allocated to contributed surplus with the debit to share issue costs.

The fair value of the warrants and the broker compensation units was determined based on the Black-Scholes option pricing model using the weighted average assumptions as follows:

Assumption	Share Portion of Broker units	Warrants and Warrant Portion of Broker units
Risk-free interest rate	1.00%	1.00%
Expected volatility	80%	77%
Dividend yield	Nil	Nil
Expected life [in years]	2.0	3.0
Share Price	$0.25	$0.25
Fair value at grant date	$0.10	$0.10

In connection with this financing, the Corporation paid cash commissions to agents of $165,512, issued broker compensation units of $121,989 and incurred other professional fees and expenses of $737,378 for a total of $1,024,879 which has been prorated between the share capital and warrants of $740,519 and $284,360 respectively.

As at October 31, 2014, none of the broker compensation units issued had been exercised.

[ii]	During the year ended October 31, 2014, the Corporation issued 316,667 common shares at an average exercise price of $0.10 per share for a total cash amount of $31,667 for stock options exercised, and an amount of $5,786 related to exercised stock options was transferred from contributed surplus to capital stock.

[iii]	On September 26, 2014, the Corporation issued 250,000 common shares at a price of $0.205 per share for a total non-cash consideration of $51,250 in connection with the Fraenkel Agreement [note 7].

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Issuances during the year ended October 31, 2013

[i]	On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948. Of the total proceeds received for the flow-through shares, $1,742,297 was allocated to common shares and $493,651 to premium liabilities.

In addition, on July 25, 2013, the Corporation issued 1,012,000 units at a price of $0.50 per unit, for gross proceeds of $506,000. Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants [note 10[c]].

Further, on July 25, 2013, the Corporation also issued broker compensation options entitling the agents for the private placement to purchase a maximum of 203,094 common shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083, allocated to contributed surplus. The fair value of broker options was determined based on the Black-Scholes option pricing model using the weighted average assumptions as follows:

Risk-free interest rate	1.25%
Expected volatility	76%
Dividend yield	Nil
Expected life [in years]	1.5
Share price	$0.72
Fair value at grant date	$0.35

As at October 31, 2013, none of the broker options issued had been exercised.

In connection with the private placement, the Corporation paid cash commissions to agents of $224,996, issued broker compensation options of $71,083 and incurred other professional fees and expenses of $171,905 for a total of $467,984 which has been prorated between the share capital, warrants and premium liabilities of $371,390, $12,338 and $84,256 respectively.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

[ii]	During the year ended October 31, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

[b] Stock options

On March 2, 2012, the Board of Directors adopted the 2012 Stock Option Plan for directors, officers and employees of, and service providers to, the Corporation [the “2012 Plan”]. The 2012 Plan replaces the Corporation’s 2007 Stock Option Plan [the “2007 Plan”]. Since March 2, 2012, all stock options granted by the Corporation are granted under the 2012 Plan and no further stock options have been granted under the 2007 Plan. Options currently outstanding under the 2007 Plan may continue to be exercised in accordance with the 2007 Plan.

The aggregate number of common shares in respect of which options may be outstanding at any time under both the 2012 Plan and 2007 Plan cannot exceed 10% of the issued and outstanding common shares of the Corporation at such time. Options granted under the 2012 Plan will vest immediately unless the Board of Directors, at its discretion, sets a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part. Under the 2012 Plan, the maximum period during which an option may be exercised is ten years from the date on which it is granted. Upon the exercise of options in accordance with the 2012 Plan and the payment of the consideration for the foregoing shares, such additional common shares will be issued as fully paid and non-assessable.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

The outstanding options (excluding broker units or options [note 10a], as at October 31, 2014 and 2013 and the respective changes during the years then ended, are summarized as follows:

	Year ended October 31, 2014		Year ended October 31, 2013
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding, beginning of year	4,675,834	3.12	5,353,334	3.08
Granted	755,000	0.47	127,500	0.86
Exercised	(316,667)	0.10	(295,000)	0.15
Expired/cancelled	(946,668)	1.21	(510,000)	3.81

Outstanding, end of year	4,167,499	3.31	4,675,834	3.12

The weighted average share price of options exercised during the year was $0.49 [2013 – $1.05].

The following options are outstanding and exercisable as at October 31, 2014.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.00 to 0.749	750,832	4.37	0.47	510,829	0.52
0.75 to 1.499	50,000	3.29	0.97	50,000	0.97
1.50 to 2.249	205,000	5.79	2.11	205,000	2.11
2.25 to 2.999	885,000	5.49	2.71	885,000	2.71
3.75 to 4.499	1,526,667	6.01	4.44	1,526,667	4.44
4.50 to 5.249	500,000	5.97	4.69	500,000	4.69
5.25 to 5.999	250,000	6.19	5.72	250,000	5.72

0.00 to 5.999	4,167,499	5.57	3.31	3,927,496	3.49

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

The fair value of stock options granted during the year ended October 31, 2014 and 2013 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2014	2013
Risk-free interest rate	1.48%	1.56%
Forfeiture rate	4.88%	3.07%
Expected volatility	97%	97%
Dividend yield	Nil	Nil
Expected life [in years]	5	5
Share price	$0.47	$0.86

Fair value at grant date	$0.33	$0.63

[c] Warrants

The outstanding warrants as at October 31, 2014 and 2013 and the respective changes during the years then ended are summarized as follows:

	Year ended October 31, 2014		Year ended October 31, 2013
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Outstanding balance, beginning of year	506,000	0.80	—	—
Granted	11,025,485	0.40	506,000	0.80
Exercised	—	—	—	—
Expired	—	—	—	—

Outstanding balance, end of year	11,531,485	0.42	506,000	0.80

As at October 31, 2014, the warrants outstanding had a weighted average life of 2.64 years.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Restricted Share Unit [“RSU”] Plan and the Deferred Share Unit [“DSU”] Plan to complement the 2012 Stock Option Plan. Under these plans, RSUs may be granted to executives and key employees, and DSUs may be granted to directors and key executives, as part of their long-term compensation packages.

RSUs vest over the period of a “Performance Cycle”, defined as the service period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted [a period of up to three years]. DSUs vest immediately, and DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

RSUs and DSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: [i] common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or [ii] cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date. DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder. All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

The outstanding RSUs and DSUs as at October 31, 2014 and 2013 and the respective changes during the years then ended are summarized as follows:

	Restricted Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Year ended October 31, 2014		Year ended October 31, 2013
Outstanding, beginning of year	—	—	125,000	1.73
Granted	110,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	(125,000)	1.73

Outstanding, end of period	110,000	0.48	—	—

Units exercisable	—	—	—	—

	Deferred Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Year ended October 31, 2014		Year ended October 31, 2013
Outstanding, beginning of year	150,000	1.73	150,000	1.73
Granted	175,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	—	—

Outstanding, end of period	325,000	1.06	150,000	1.73

Units exercisable	—	—	—	—

The RSUs cancelled during the year ended October 31, 2013 related to units which lapsed when a vesting condition, set by the Board of Directors, was not met. As a result, during the year ended October 31, 2013, an amount of $25,121 was credited to administration expenses and $6,280 was credited to exploration and evaluation assets in respect of stock-based compensation expense reversed with a corresponding reduction of $31,401 to contributed surplus.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

[e] Stock-based compensation

For the year ended October 31, 2014, the amount of stock-based compensation expense from all sources, included in administration expenses in the statements of comprehensive loss, is $204,684 [2013 – ($86,799)]. Included in exploration and evaluation assets was a stock-based compensation expense of $103,052 [2013 – $118,122].

11. COMMITMENTS AND CONTINGENCIES

Operating leases and purchase commitments

As at October 31, 2014, the Corporation had commitments under operating leases requiring annual rental payments, including any lease payments under the option and lease agreements in note 7, as follows:

$
2015	310,465
2016	246,842
2017	160,717
2018	130,403
2019	83,794

932,221

Guarantees

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes that it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

12. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the year ended October 31, 2014, the total amount charged for services by directors of the Corporation and recorded in exploration and evaluation assets was $75,000 [2013 – $75,000].

[b]	During the year ended October 31, 2014, the Corporation incurred fees in the amount of $440,421 with a law firm in which an officer and director of the Parent is a partner, of which $142,699 was recorded in professional fees, $19,893 was recorded in investor relations, $248,437 was recorded in share issue costs and $29,392 was recorded in exploration and evaluation assets [2013 – $573,552, of which $234,354 was recorded in professional fees, $19,586 was recorded in investor relations, $75,399 was recorded in share issue costs and $244,213 was recorded in exploration and evaluation assets]. As at October 31, 2014, an amount of $14,917 [October 31, 2013 – $52,731] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[c] Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the years ended October 31, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2014	2013
	$	$
Salaries, employee benefits	799,434	717,877
Directors’ fees	223,333	215,000
Stock compensation	218,874	22,832

Total	1,241,641	955,709

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

13. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its exploration programs. As such, the Corporation has relied primarily on the Loan Facility and the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual, to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s investments are classified as follows:

			October 31, 2014		October 31, 2013
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	950	950	1,600	1,600

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Quest Rare Minerals Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2014 and 2013

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at October 31, 2014. The Corporation’s cash and cash equivalents is deposited with a major Canadian chartered bank and are held in highly-liquid investments.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at October 31, 2014, the Corporation had a total of $1,281,706 in cash and cash equivalents.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

Subsequent to the repayment of the Loan Facility, the Corporation is exposed to interest rate risk only on its cash and cash equivalents. The Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on its exposures to cash and cash equivalents as at October 31, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the year would result in a increase or decrease of $1,282 respectively in comprehensive loss before income taxes.

The rates as at October 31, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% [2013 – range of 1.20%-1.50%] and 0.10% [2013 – 0.10%], respectively.